Notice to ASX and LSE

Shareholdings of directors and persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

20 October 2017

Rio Tinto plc notifies the London Stock Exchange (LSE) of PDMR/KMP interests in securities of Rio Tinto plc, in compliance with the EU Market Abuse Regime Article 19 (3). As part of its dual listed company structure, Rio Tinto voluntarily notifies the Australian Securities Exchange (ASX) of material dealings in Rio Tinto plc shares by PDMR/KMP and both ASX and the London Stock Exchange (LSE) of material dealings by PDMR/KMP in Rio Tinto Limited securities.

Global Employee Share Plan (GESP)

Under the GESP employees are able to purchase on a quarterly basis Rio Tinto plc ordinary shares of 10p each (‘shares’), Rio Tinto plc ADRs or Rio Tinto Limited ordinary shares (‘shares’) out of monthly deductions from salary and are allocated an equivalent number of shares or ADRs free of charge (‘matching shares’ and ‘matching ADRs’) conditional upon satisfying the terms of the GESP. The matching shares or matching ADRs are subject to a three year holding period, and vest after this period. At the time of vesting, participants can elect to receive their awards for nil consideration either as shares or as cash from the proceeds of a sale of shares.

The following PDMR/KMPs elected to receive the vested matching shares under the GESP in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions.

Security	Name of PDMR/KMP	No: of Matching Shares Granted	No: of Shares Vested*	No: of Shares Sold	Price per Share	No: of Shares Retained	Date of transaction
Rio Tinto plc shares	Barrios, Alfredo	7.6902	8.619	3.8367	35.69 GBP	4.7823	19/10/2017
Rio Tinto plc shares	Jacques, Jean-Sébastien	12.1789	13.6502	5.7331	35.69 GBP	7.9171	19/10/2017
Rio Tinto Limited shares	Farrell, Joanne	23.4406	26.2237	12.3252	69.00 AUD	13.8985	19/10/2017
Rio Tinto Limited shares	McIntosh, Stephen	23.4406	26.2237	12.3252	69.00 AUD	13.8985	19/10/2017

*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original shares granted, in accordance with the GESP plan rules.

These were non-discretionary transactions.

FCA notifications in accordance with the EU Market Abuse Regime have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 2.2. Inside information disclosed under article 19 of the Market Abuse Regulation

Steve Allen

Group Company Secretary

Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404